UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,943,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,943,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,174,289
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,174,289
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,756,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,756,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,756,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,756,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,756,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,756,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,756,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,756,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,756,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,756,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,756,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,756,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,756,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,756,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,943,095 Shares beneficially owned by Starboard V&O Fund is approximately $20,078,265, excluding brokerage commissions.  The aggregate purchase price of the 1,174,289 Shares beneficially owned by Starboard LLC is approximately $7,740,136, excluding brokerage commissions. The aggregate purchase price of the 638,816 Shares held in the Starboard Value LP Account is approximately $5,214,700, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 10, 2012, Starboard (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement. The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement the Issuer agreed: (i) to nominate Charles E. Hodges and Michael C. Burandt (together, the “2012 Starboard Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2012 Annual Meeting, along with Henry C. Newell and G. Watts Humphrey, Jr.; (ii) that Mr. Hodges, Mr. Burandt and Mr. Newell shall be designated as nominees for the class of directors with terms expiring at the 2015 Annual Meeting and Mr. Humphrey shall be designated as a nominee for the class of directors with terms expiring at the 2013 Annual Meeting; (iii) prior to March 1, 2012, to appoint the 2012 Starboard Nominees as observers to the Board and, subject to attorney-client privilege and their execution of a confidentiality agreement, to provide the 2012 Starboard Nominees with copies of all notices and written information furnished to the full Board reasonably in advance of the meeting to the extent practicable and to permit the 2012 Starboard Nominees to be present at all meetings of the full Board; (iv) to allow Starboard to recommend substitute directors in the event either of the 2012 Starboard Nominees is unable to serve as a director, resigns or is removed as a director prior to the 2013 Annual Meeting and at such time Starboard beneficially owns in the aggregate at least the lesser of 3.0% of the then outstanding Shares and 1,475,236 Shares; and (v) to use reasonable best efforts to hold the 2012 Annual Meeting no later than May 10, 2012.

The Issuer further agreed within 30 business days following the 2012 Annual Meeting to establish a committee of the Board to advise the Board with respect to operations of, and investments and capital spending in, the Issuer’s business.  Such committee shall remain in effect until at least the conclusion of the 2013 Annual Meeting and shall consist of the two 2012 Starboard Nominees and any two other members of the Board of Directors selected by the Board.

CUSIP NO. 943315101

Starboard agreed, among other things, not to, directly or indirectly: (i) nominate or recommend for nomination any person for election at the 2012 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2012 Annual Meeting, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2012 Annual Meeting.  Starboard agreed to vote all of their shares in support of each of the Issuer’s director nominees at the 2012 Annual Meeting. Starboard also agreed to abide by certain “standstill provisions” until the earlier of ten (10) business days prior to the deadline for the submission of stockholder nominations for the 2013 Annual Meeting or the date that is one hundred (100) days prior to the first anniversary of the 2012 Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,174,548 Shares outstanding, as of October 31, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2011.

A.	Starboard V&O Fund

(a)	As of the close of business on February 10, 2012, Starboard V&O Fund beneficially owned 2,943,095 Shares.

Percentage: Approximately 6.0%.

(b)	1. Sole power to vote or direct vote: 2,943,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,943,095
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on February 10, 2012, Starboard LLC beneficially owned 1,174,289 Shares.

Percentage: Approximately 2.4%.

(b)	1. Sole power to vote or direct vote: 1,174,289
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,174,289
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 943315101

C.	Starboard Value LP

(a)
As of the close of business on February 10, 2012, 638,816 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,943,095 Shares owned by Starboard V&O Fund, (ii) 1,174,289 Shares owned by Starboard LLC and (iii) 638,816 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%.

(b)	1. Sole power to vote or direct vote: 4,756,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,756,200
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,943,095 Shares owned by Starboard V&O Fund, (ii) 1,174,289 Shares owned by Starboard LLC and (iii) 638,816 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%.

(b)	1. Sole power to vote or direct vote: 4,756,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,756,200
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,943,095 Shares owned by Starboard V&O Fund, (ii) 1,174,289 Shares owned by Starboard LLC and (iii) 638,816 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%.

(b)	1. Sole power to vote or direct vote: 4,756,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,756,200
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 943315101

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,943,095 Shares owned by Starboard V&O Fund, (ii) 1,174,289 Shares owned by Starboard LLC and (iii) 638,816 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%.

(b)	1. Sole power to vote or direct vote: 4,756,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,756,200
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,943,095 Shares owned by Starboard V&O Fund, (ii) 1,174,289 Shares owned by Starboard LLC and (iii) 638,816 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,756,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,756,200

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 943315101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 10, 2012, Starboard and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement, dated February 10, 2012, between Starboard and Wausau Paper Corp.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld

CUSIP NO. 943315101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

88,898	8.4500	01/11/12
8,958	8.6000	01/25/12
6,975	8.6000	01/26/12
3,077	8.6000	01/26/12
4,855	8.5999	01/27/12
9,764	8.5477	01/30/12
7,537	8.5500	01/31/12

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

41,102	8.4500	01/11/12
4,142	8.6000	01/25/12
3,225	8.6000	01/26/12
1,423	8.6000	01/26/12
2,245	8.5999	01/27/12
4,515	8.5477	01/30/12
3,484	8.5500	01/31/12